Exhibit 99.1

GIVEN IMAGING LTD.

New Industrial Park
Yoqneam, Israel 20692

April 8, 2011

Dear Shareholder:

You are cordially invited to attend the 2011 Annual General Meeting of Shareholders of Given Imaging Ltd. on May 5, 2011, beginning at 4:00 p.m., local time, at the Company’s head offices, at Hermon Building, New Industrial Park, Yoqneam 20692, Israel.  We look forward to greeting as many of you as can attend the Annual General Meeting.

Holders of the Company’s ordinary shares are being asked to vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders.  The Board of Directors recommends a vote “FOR” all of the matters set forth in the notice.

Whether or not you plan to attend the Annual General Meeting of Shareholders, it is important that your ordinary shares be represented and voted at the Annual General Meeting of Shareholders.  Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided in accordance with the instructions on your proxy card.

Very truly yours,

/s/ Israel Makov

Israel Makov
Chairman of the Board of Directors

_______________________

GIVEN IMAGING LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To the Shareholders of Given Imaging Ltd.:

The Annual General Meeting of Shareholders of Given Imaging Ltd. (the “Company”) will be held at the Company’s head offices, at Hermon Building, New Industrial Park, Yoqneam 20692, Israel, on May 5, 2011, at 4:00 p.m., local time, for the following purposes:

1.	To reelect seven directors of the Company to serve until the next Annual General Meeting (“Proposal 1”);

2.	To approve a bonus and equity compensation of the President and Chief Executive Officer of the Company (“Proposal 2”);

3.
To reappoint the firm of Somekh Chaikin, a member of KPMG International (“KPMG”), as the Company’s independent auditors until the Company’s next annual general meeting of shareholders, and to authorize the Company’s Audit Committee and Board of Directors to determine their remuneration (“Proposal 3”);

4.	To receive and consider a report from management and the Financial Statements of the Company for the fiscal year ended December 31, 2010; and

5.	To act upon such other matters as may properly come before the meeting or any adjournment or adjournments thereof.

Only shareholders of record at the close of business on March 30, 2011, are entitled to notice of, and to vote at, the Annual General Meeting.

We look forward to greeting those shareholders present at the meeting personally. HOWEVER, WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL GENERAL MEETING OF SHAREHOLDERS AND REGARDLESS OF THE NUMBER OF ORDINARY SHARES YOU OWN, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED. ACCORDINGLY YOU ARE KINDLY REQUESTED TO COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY, WHICH IS SOLICITED BY THE BOARD OF DIRECTORS OF THE COMPANY, AND TO MAIL IT PROMPTLY IN THE ACCOMPANYING ENVELOPE, OR TO VOTE BY TELEPHONE OR OVER THE INTERNET IN ACCORDANCE WITH THE INSTRUCTIONS ON THE PROXY CARD.

If you are present at the Annual General Meeting of Shareholders and desire to vote in person, you may revoke your appointment of proxy at the meeting so that you may vote your shares personally.

Shareholders registered in the Company’s shareholders registry and shareholders who hold shares through members of the Tel Aviv Stock Exchange, may also vote through this enclosed form of proxy by completing, signing, dating and mailing the proxy with a copy of their identity card, passport or certification of incorporation, as the case may be, to the Company’s offices. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver the Company an ownership certificate confirming their ownership of the Company’s shares on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Shareholders are allowed to apply in writing, through the Company, to the other shareholders of the Company in order to solicit their vote on items on the agenda of the Meeting (“Position Notice”). Position Notices must be in English and may be sent to the Company’s offices at the address above. The last date for issuance of such Position Notices to the Company is April 21, 2011.

By Order of the Board of Directors, /s/ Israel Makov Israel Makov Chairman of the Board of Directors

ANNUAL GENERAL MEETING OF SHAREHOLDERS

General Information

This Proxy Statement and the accompanying form of proxy are being furnished to holders of ordinary shares, par value NIS 0.05 each (“ordinary shares”), of Given Imaging Ltd., an Israeli corporation (the “Company”), in connection with the solicitation of proxies by the Board of Directors of the Company for use at the Annual General Meeting of Shareholders of the Company to be held on May 5, 2011, at 4:00 p.m., local time, at the Company’s principal offices at Hermon Building, New Industrial Park, Yoqneam 20692, Israel, and at any adjournment or adjournments thereof (the “Annual Meeting”).  This Proxy Statement and the accompanying form of proxy are first being mailed to shareholders on or about April 8, 2011.

The Proxy

Nachum Shamir, Yuval Yanai and Ido Warshavski, or any of them, have been nominated as proxies by the Board of Directors of the Company with respect to the matters to be voted upon at the Annual Meeting.

All ordinary shares represented by properly executed proxies received prior to or at the Annual Meeting and not revoked prior to or at the Annual Meeting in accordance with the procedure described below will be voted as specified in the instructions indicated in such proxies.  If no instructions are indicated, such proxies will be voted in accordance with the recommendations of the Board of Directors contained in this Proxy Statement and in the discretion of the persons named in the proxy in respect of such other matters as may properly come before the Annual Meeting.

Revocation of Proxies

A shareholder may revoke his, her or its proxy (i) by delivering to the Company, subsequent to receipt by the Company of his, her, or its proxy, a written notice canceling the proxy or appointing a different proxy; (ii) upon receipt by the Chairman of the Annual Meeting of written notice from such shareholder of the revocation of his, her or its proxy prior to the Annual Meeting; or (iii) by attending and voting in person at the Annual Meeting.  Attendance without voting at the General Meeting will not in and of itself constitute revocation of a proxy.

Shareholders Entitled to Vote

Shareholders of record who held ordinary shares at the close of business in the United States on March 30, 2011 (the “Record Date”), are entitled to notice of, and to vote at, the Annual Meeting.  In addition, shareholders who, as of the Record Date, held ordinary shares through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant list of a securities depository, are considered to be beneficial owners of shares held in street name.  These proxy materials are being forwarded to beneficial owners by your bank, broker or other nominee that is considered the holder of record.  Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the meeting, but may not actually vote their shares in person at the meeting except for shareholders who hold shares through members of the Tel Aviv Stock Exchange in Israel, who may participate and vote at the meeting if they confirm their ownership as required by the Israeli Companies Law of 1999 (the “Companies Law”) and its regulations.  The bank, broker or other nominee that is a shareholder of record has enclosed a voting instruction card for you to use in directing the holder of record how to vote the shares.

Shareholders registered in the Company’s shareholders registry and shareholders who hold shares through members of the Tel Aviv Stock Exchange, may also vote through this enclosed form of proxy by completing, signing, dating and mailing the proxy with a copy of their identity card, passport or certification of incorporation, as the case may be, to the Company’s offices. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver the Company an ownership certificate confirming their ownership of the Company’s shares on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

As of the Record Date, there were 30,026,447 ordinary shares issued, outstanding and entitled to one vote each upon each of the matters to be presented at the Annual Meeting.

Quorum and Voting

Pursuant to the Company’s Articles of Association, the quorum required for the Annual Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least one-third of the Company’s issued share capital. Under Israeli law and the Company’s Articles of Association, if a quorum is present in person or by proxy, broker non-votes and abstentions will have no effect on whether the requisite vote is obtained for all matters placed before shareholders for their vote, as broker non-votes and abstentions do not constitute voting shares represented at the meeting in person or by proxy, other than with respect to determining whether a quorum is present.

In respect of Proposals 1 through 4, the affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting thereon is necessary for the approval of each proposal. For all the proposals, only ordinary shares that are voted on a matter will be counted towards determining whether such matter is approved by shareholders. Ordinary shares present at the Annual Meeting that are not voted on a particular matter or ordinary shares present by proxy where the shareholder properly withheld authority to vote on such matter (including broker non-votes) will not be counted in determining whether such matter is approved by shareholders.

A broker non-vote occurs when a bank, broker or other nominee holding ordinary shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner. On all matters considered at the Annual Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted as present in determining if a quorum is present.

Each ordinary share is entitled to one vote on each proposal or item that comes before the Annual Meeting. If two or more persons are registered as joint owners of any ordinary share, the right to attend the Annual Meeting shall be conferred upon all of the joint owners, but the right to vote at the meeting and/or the right to be counted as part of the quorum required for the meeting shall be conferred exclusively upon the senior amongst the joint owners attending the meeting, in person or by proxy, and for this purpose seniority shall be determined by the order in which the names stand on the Company’s Shareholder Register.

Proxy Solicitation

The Company will bear the costs of solicitation of proxies for the Annual Meeting. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies from shareholders by telephone, telegram, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for out-of-pocket expenses in connection with such solicitation.  Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed for their reasonable expenses. The Company may also retain an independent contractor to assist in the solicitation of proxies.  If retained for such services, the costs will be paid by the Company.  The Company may reimburse the reasonable charges and expenses of brokerage houses or other nominees or fiduciaries for forwarding proxy materials to, and obtaining authority to execute proxies from, beneficial owners for whose accounts they hold ordinary shares.

As a foreign private issuer, the Company is exempt from the rules under the Securities Exchange Act of 1934, as amended, related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that the Company is subject to such rules.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of the ordinary shares as of February 15, 2011 for:  (1) each person who the Company believes beneficially owns 5% or more of the outstanding ordinary shares, and (2) all of the Company’s directors and executive officers as a group.  Beneficial ownership of shares is determined under rules of the Securities and Exchange Commission (the “SEC”) and generally includes any shares over which a person exercises sole or shared voting or investment power.  The table also includes the number of shares underlying options that are exercisable within 60 days of February 15, 2011.  Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

Name and Address	Number of shares Beneficially Owned	Percentage of shares Beneficially Owned

IDB Holding Corporation Ltd. (1)	14,184,348	47.2
Leon Cooperman (2)	2,930,556	9.8
Sectoral Asset Management Inc. (3)	1,473,640	5.0
Directors and listed executive officers as a group (4)	16,430,932	54.7

___________________________

(1)	Based on a Schedule 13D/A filed on March 3, 2009 and on information provided to us supplementally:

This number consists of 2,662,110 ordinary shares owned by RDC Rafael Development Corporation Ltd., or RDC, 6,802,710 ordinary shares owned by Elron Electronic Industries Ltd., or Elron, and 4,719,528 ordinary shares owned by Discount Investment Corporation Ltd., or DIC.

Elron owns all of the outstanding shares of DEP Technology Holdings Ltd. which, in turn, holds 50.1% of the voting power of RDC. As a result, Elron may be deemed to be the beneficial owner of the 2,662,110 ordinary shares owned by RDC. In addition, Elron and DIC are parties to a voting agreement pursuant to which, among other things, Elron shares the power to vote 4,719,528 Ordinary Shares owned by DIC and, therefore, may be deemed to be the beneficial owner of a total of 14,184,348, or 47.6% of our ordinary shares. This voting agreement was entered into on September 29, 2003 with a term of one year and renews automatically annually thereafter unless terminated by notice of either party to the other party no later than August 30 in each year, or unless earlier terminated by agreement of both parties thereto.

As of February 15, 2011, DIC owned approximately 50.5% of the outstanding shares of Elron and, as a result, DIC may be deemed to be the beneficial owner of the ordinary shares owned by RDC and by Elron. As of such date, IDB Holding Corporation Ltd., or IDBH, owned all of the outstanding shares of IDB Development Corporation Ltd., or IDBD, which, in turn, owned approximately 73.5% of the outstanding shares of DIC. As a result, IDBH may be deemed to be the beneficial owner of the ordinary shares owned by DIC, RDC and Elron. The address of each of DIC, IDBD and IDBH is The Triangular Tower, 44th Floor, 3 Azrieli Center, Tel-Aviv 67023, Israel. The address of each of Elron and RDC is The Triangular Tower, 42nd Floor, 3 Azrieli Center, Tel-Aviv 67023, Israel. IDBH, DIC and Elron are public companies traded on the Tel-Aviv Stock Exchange. IDBD is subject to reporting requirements in Israel.

As of February 15, 2011, (i) Ganden Holdings Ltd., or Ganden, a private Israeli company controlled by Nochi Dankner and his sister Shelly Bergman, held, directly and through a wholly-owned subsidiary, approximately 54.7% of the outstanding shares of IDBH; (ii) Shelly Bergman, through a wholly-owned company, held approximately 4.17% of the outstanding shares of IDBH; (iii) Yitzhak Dankner (the father of Shelly Bergman and Nochi Dankner) held approximately 3.28% of IDBH’s shares; (iv) Avraham Livnat Ltd., or Livnat, a private Israeli company controlled by Avraham Livnat, held, directly and through a wholly-owned subsidiary, approximately 13.3% of the outstanding shares of IDBH; and (v) Manor Holdings BA Ltd., or Manor, a private company controlled by Ruth Manor and Isaac Manor, held, directly and through a majority-owned subsidiary, approximately 13.3% of the outstanding shares of IDBH.

Subsidiaries of Ganden, Livnat and Manor have entered into a shareholders agreement with respect to their shares of IDBH constituting, respectively, approximately 31%, 10% and 10% of the outstanding shares of IDBH, for the purpose of maintaining and exercising control of IDBH as a group. Their additional holdings in IDBH are not subject to the shareholders agreement. The term of the shareholders agreement expires in May 2023. Based on the foregoing, Ganden, Manor and Livnat (by reason of their control of IDBH) and Nochi Dankner, Shelly Bergman, Ruth Manor, Isaac Manor and Avraham Livnat (by reason of their control of Ganden, Manor and Livnat, respectively) may be deemed to share with DIC, Elron and RDC the power to vote and dispose of our ordinary shares held by these entities.

Nochi Dankner is Chairman of IDBH, IDBD and DIC. Rona Dankner, the daughter of Nochi Dankner, is a director of Elron. Zehava Dankner, the mother of Nochi Dankner and Shelly Bergman and the wife of Ytzhak Dankner, is a director of IDBH, IDBD and DIC. Isaac Manor and Zvi Livnat (a son of Avraham Livnat) are directors of IDBH, IDBD and DIC. Shai Livnat (another son of Avraham Livnat) is a director of IDBD and Elron. Dori Manor (the son of Isaac and Ruth Manor) is a director of IDBH, IDBD, DIC and Elron. The address of Nochi Dankner is The Triangular Tower, 44th Floor, 3 Azrieli Center, Tel-Aviv 67023, Israel. The address of Shelly Bergman is 9 Mishmar Ezrehi Street, Afeka, Tel-Aviv 69697, Israel. The address of Ruth Manor and Isaac Manor is 26 Hagderot Street, Savyon 56526, Israel. The address of Avraham Livnat is Taavura Junction, Ramle 72102, Israel. These individuals disclaim beneficial ownership of the shares owned by the foregoing entities except to the extent of their pecuniary interest therein.

(2)
Based on a Schedule 13G/A filed on February 7, 2011,Mr.  Cooperman is the managing member of Omega Associates, L.L.C., or Associates, a limited liability company organized under the laws of the State of Delaware.  Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles.  Associates is the general partner of limited partnerships organized under the laws of Delaware known as Omega Capital Partners, L.P., or Capital LP, Omega Capital Investors, L.P., or Investors LP, and Omega Equity Investors, L.P., or Equity LP.  These entities are private investment firms engaged in the purchase and sale of securities for investment for their own accounts.  Mr. Cooperman is the President, CEO and majority stockholder of Omega Advisors, Inc., or Advisors, a Delaware corporation engaged in investing for its own account and providing investment management services, and Mr. Cooperman is deemed to control said entity. Advisors serves as the investment manager to Omega Overseas Partners, Ltd., or Overseas, a Cayman Island exempted company.  Mr. Cooperman has investment discretion over portfolio investments of Overseas and is deemed to control such investments.  Advisors serves as a discretionary investment advisor to a limited number of institutional clients referred to as the Managed Accounts.

Mr. Cooperman is the ultimate controlling person of Associates, Capital LP, Investors LP, Equity LP, and Advisors.  Therefore, Mr. Cooperman may be deemed the beneficial owner of 2,930,556of our ordinary shares, consisting of 728,677  ordinary shares owned by Capital LP, 252,986 ordinary shares owned by Equity LP, 166,346 ordinary shares owned by Investors LP, 604,949 ordinary shares owned by Overseas and 1,177,598 ordinary shares owned by the Managed Accounts.

(3)
Based on Schedule 13G, dated February 2, 2011, Sectoral Asset Management Inc., or Sectoral, is a Canadian company acting as an investment adviser for various persons. The majority of the shares of Sectoral are held by Mr. Jérôme G. Pfund and Mr. Michael L. Sjöström. Messrs. Pfund and Sjöström disclaim beneficial ownership of our ordinary shares held by Sectoral.

(4)
Includes 14,184,348 ordinary shares beneficially owned by DIC, Elron and RDC that may be deemed to be beneficially owned by Mr. Arie Mientkavich, who is the chairman of Elron or Mr. Ari Bronshtein, who is the Chief Executive Officer of Elron, as well as 2,608,222 ordinary shares and options to purchase ordinary shares beneficially owned by directors and the executive officers listed in our Annual Report on Form 20-F for the year ended December 31, 2010, as filed with the SEC on March 9, 2011, in their personal capacities or by their nominees.  The Company’s directors and officers disclaim beneficial ownership of the shares owned by the foregoing entities except to the extent of their pecuniary interest therein.

PROPOSAL 1 – REELECTION OF DIRECTORS (EXCEPT EXTERNAL DIRECTORS)

The Company’s Board of Directors currently consists of nine members.  Except for the external directors, as defined in the Companies Law, each Director serves until the next Annual Meeting following the Annual Meeting or Special General Meeting at which such Director was elected, or until his/her earlier removal pursuant to a resolution of the holders of a majority of the voting power represented at a Special General Meeting in person or by proxy.

The Company complies with the Nasdaq Global Market listing requirements, under which a majority of the members of the Company’s Board of Directors (including all members of the Audit Committee) are required to be independent, as that term is defined in the rules of the Nasdaq Global Market. The Company’s Board of Directors has determined that a majority of the Company’s directors qualify as independent directors in accordance with the applicable rules.

The Board of Directors has nominated for reelection the following persons to serve as directors of the Company until the next Annual General Meeting of Shareholders: Israel Makov, who will serve as the Chairman of the Board; Doron Birger, Prof. Anat Loewenstein, Arie Mientkavich, Nachum Shamir, Dennert O. Ware and Ari Bronshtein.

Each of the above named nominees has consented to being named in this Proxy Statement and will serve as a director if elected. If, however, at the time of the Annual Meeting any of the above named nominees should be unable or decline to serve, the persons named as proxies herein will vote for such substitute nominee or nominees as the Board of Directors may choose to recommend, or will vote to allow the vacancy created thereby to remain open until filled by the Board of Directors, as decided by the Board of Directors. Each of the above named nominees has signed statements as required under the Companies Law, which will be presented prior to or at the meeting upon request.

Mr. Ari Bronshtein was initially nominated as a director by the Company’s Board of Directors on December 15, 2010, following the recommendation of the Compensation and Nominating Committee of the Board of Directors. Mr. Bronshtein serves as the Chief Executive Officer of Elron and Mr. Mientkavich serves as the Chairman of Elron.

Messrs. Bronshtein and Mientkavich are entitled to compensation for their service as directors in cash and equity in the amounts approved for non-employee directors, as described in the Company’s Proxy Statement dated May 5, 2010 and approved by the shareholders at the annual meeting held on June 3, 2010. At the request of Messrs. Bronshtein and Mientkavich, their cash compensation is paid to Elron.  The Company’s Audit Committee and Board of Directors have resolved (the “Resolution”) that their cash compensation will not exceed the maximum amount permitted under the Companies Regulations (Alleviation for Public Companies whose Shares are Traded on a Stock Exchange Outside of Israel), 2002, in each case linked to the Consumer Price Index, currently amounting to approximately NIS128,069 per year (approximately $36,075 as of the date of this Proxy Statement), and approximately NIS3,850 (approximately $1,085) per meeting of the board of directors or any committee thereof.

Pursuant to the Companies Regulations (Relief for Related Party Transactions), 2000, the foregoing Resolution does not require shareholders’ approval, unless one or more shareholders holding in the aggregate at least 1% of the issued share capital or the voting rights in the Company notify the Company in writing, on or prior to the fourteenth day following the publication of this Proxy Statement about his/their objection to the Resolution, in which case the Resolution will be submitted to approval of the shareholders requiring that either: (i) the majority of shares voting at the shareholders meeting includes at least one third (1/3) of the shares of shareholders who do not have a personal interest in the approval of the resolution and who are present and voting in person or by proxy, at the meeting (without taking into account abstentions); or (ii) the total number of shares voted against the proposal by shareholders without a personal interest does not exceed one percent (1%) of the aggregate voting rights in the Company.

Nominees for Reelection at the Annual Meeting

Nominee	Business Experience

Israel Makov
Israel Makov, age 71, has served as the Chairman of the Company’s board of directors since July 2007. Mr. Makov also serves as the Chairman of Netafim Ltd., a global leader in the smart irrigation field. Prior to joining the Company, he served as President and Chief Executive Officer of Teva Pharmaceutical Industries Ltd. from April 2002 until March 2007. Previously he served as Teva’s Chief Operating Officer from January 2001, Executive Vice President from 1999 and Vice President for Business Development from 1995 until 1999. Prior to joining Teva, Mr. Makov was Chief Executive Officer of Gottex from 1993 until 1995, Chief Executive Officer of Yachin Hakal Ltd. from 1991 until 1993 and Chairman of Axiom Ltd. from 1987 until1991. Mr. Makov was also a director of Bank Hapoalim Ltd. from October 2002 until February 2006, a director of Ramot at Tel Aviv University from 2001 until January 2006, and one of the founders and a director of the INNI-Israel National Nanotechnology Initiative since 2003. He is also the Chairman of the Board of the Institute for Policy and Strategy at the Interdisciplinary Center, or IDC, in Herzliya since 2008 and serves on the International Board (since 2007) and the Executive Board & Management Committee of the Weizmann Institute of Science since 2008 and on the Board of Governors of the Technion – Israel Institute of Technology since 2006. He also serves as the President of the Friends of Schneider Children’s Medical Center of Israeland is Chairman of the Friends of the Gesher Theatre, one of Israel’s leading theatres. Mr. Makov holds a B.Sc. in Agriculture and M.Sc. in Economics from the Hebrew University, Jerusalem.

Doron Birger
Doron Birger, age 59, has served as a director since June 2000. From August 2002 until July 2007, Mr. Birger was the Chairman of the Company’s Board of Directors.  He currently serves as the Managing Director of Landmark Ventures Israel and as a director and chairman of several private companies in Israel in the high-technology sector.  Mr. Birger served as Chief Executive Officer of Elron Electronic Industries from August 2002 until 2009. Prior to that, he held other executive positions at Elron, including President since 2001, Chief Financial Officer from 1994 to August 2002, and Corporate Secretary from 1994 to 2001.  Until April 2009, Mr. Birger was a director of RDC Rafael Development Corporation and a director or chairman of the board of directors of many privately held companies in the Elron group in the fields of medical devices, semiconductors and communication. From 1991 to 1994, Mr. Birger was Chief Financial Officer at North Hills Electronics Ltd., an advanced electronics company. From 1990 to 1991, Mr. Birger served as Chief Financial Officer of Middle-East Pipes Ltd., a manufacturer in the metal industry. From 1988 to 1990, Mr. Birger served as Chief Financial Officer of Maquette Ltd., a manufacturer and exporter of fashion items. From 1981 to 1988, Mr. Birger was Chief Financial Officer and director at Bateman Engineering Ltd. and I.D.C. Industrial Development Company Ltd. Mr. Birger holds a B.A. and an M.A. in economics from the Hebrew University, Jerusalem.

Prof. Anat Loewenstein
Prof. Anat Loewenstein, age 51, has served as a director since August 2005. Prof. Loewenstein completed her training in Johns Hopkins University Hospital in Baltimore in 1996. She is the Director of the Department of Ophthalmology, Tel Aviv Medical Center since January 2000, Vice Dean of the Sackler School of Medicine, Tel Aviv University since September 2006 and a Professor at the Sackler School of Medicine since April 1999. In addition, since 2000 Prof. Loewenstein has been a member of the Advisory Board of Notal Vision Ltd., a medical device company in the area of diagnostic ophthalmology, and from 1996 until 1997 she served as an advisor to Talia Technologies Ltd., which developed an instrument in diagnostic ophthalmology. She is the principal investigator in multiple multicenter drug and device studies for Pfizer, Novartis, Roche and Zeiss and serves as a consultant to several companies in the healthcare industry, including Novartis, Allergan Orabio, Lumenis and ForSight Labs. She is a member of the Institutional Review Board of the Israeli Ministry of Health.  Prof. Loewenstein holds an M.D. from the Hebrew University of Jerusalem and Masters Degree in Health Administration from Tel Aviv University.

Arie Mientkavich
Arie Mientkavich, age 68, has served as a director since July 2007.  In addition, he has served as Chairman of the Board of Directors of Elron Electronic Industries since January 2007 and as Deputy Chairman of IDB Holding Corporation Ltd. since 2006. Mr. Mientkavich has also served as a director of NuLens Ltd. since January 2010, as a director of Medingo Ltd. since November 2007, Chairman of the Board of Directors of Gazit Globe (Development) Ltd. since July 2006 and Deputy Chairman of Gazit Globe Ltd. since 2005.  Prior to this, from 1997 through January 2006, Mr. Mientkavich served as Chairman of the Board of Directors of Israel Discount Bank Ltd. and its major subsidiaries, Israel Discount Bank of New York, Mercantile Discount Bank Ltd. and Discount Management Provident Funds. Between 1987 and 1997, Mr. Mientkavich served as Active Chairman of the Board of the Israel Securities Authority, the Israeli equivalent of the United States Securities and Exchange Commission. Prior to that, from 1979 through 1987, he was the General Counsel of the Israeli Ministry of Finance.  Mr. Mientkavich holds degrees in Political Science and Law from the Hebrew University, Jerusalem and is a member of the Israeli Bar Association.

Nachum Shamir
Nachum Shamir, age 57, has served as the Company’s President and Chief Executive Officer and a director since April 9, 2006.   Prior to joining the Company, Mr. Shamir served as Corporate Vice President of Eastman Kodak Company and as the President of Eastman Kodak’s Transaction and Industrial Solutions Group, which includes several business units, including Kodak Versamark, Inc. (whose operations were previously those of Scitex Digital Printing Inc.) of which Mr. Shamir was President and Chief Executive Officer. From June 2003 to January 2004, Mr. Shamir served as the President and Chief Executive Officer of Scitex Corporation.  From January 2001 to January 2004, he served as the President and Chief Executive Officer of Scitex Digital Printing, having previously served as its Chief Operating Officer since July 2000. Prior thereto, Mr. Shamir was Managing Director and General Manager of Scitex Digital Printing (Asia Pacific) Pte Ltd., a Singapore-based company, from its incorporation in 1994.  From 1993 until 1994 he was with Hong Kong based, Scitex Asia Pacific (H.K.) Ltd. Before joining Scitex, Mr. Shamir held senior management positions at various international companies mainly in the Asia Pacific regions. Mr. Shamir holds a B.Sc from the Hebrew University of Jerusalem and an M.P.A. from Harvard University.

Dennert O. Ware
Dennert (Denny) O. Ware, age 69, has served as a director since July 2007. Mr. Ware has served as a director of CeloNova Biosciences, Inc. since October 2009 and as its Interim Chief Executive Officer since January 2010.  Since April 2008, Mr. Ware has also served as a director of Pelikan Technologies, Inc., a company developing products for the self monitoring blood glucose business. Prior to joining the Company’s board of directors, he served as a Director, President and Chief Executive Officer of Kinetic Concepts, Inc., or KCI, from April 2000 to December 2006.  Before joining KCI, he served as President and Chief Executive Officer of Boehringer Mannheim Corporation, a market leader in medical diagnostic equipment.  He joined Boehringer in 1972 as Vice President of Technical Affairs of DePuy, the company’s Orthopedic Division.  He later held senior management positions in the Diagnostic Division and became President and Chief Executive Officer of Boehringer Mannheim’s North American operations in 1997, a position he held until the acquisition of Boehringer Mannheim Group by Hoffman La Roche in 1998. After this acquisition, Mr. Ware continued on as President and CEO of Roche Diagnostics Corp until the end of 1999.  Mr. Ware holds a BSChE degree from Purdue University and an MBA from Indiana University.

Ari Bronshtein
Ari Bronshtein, age 41, has served as a director since December 2010. Mr. Bronshtein has served as Chief Executive Officer of Elron since May 2009.  From January 2006, Mr. Bronshtein has also served as vice president at Discount Investment Corporation, or DIC, a holding company in Israel.  From 2004 to 2005, Mr. Bronshtein served as vice president and head of the Economics and Business Development division of Bezeq, a leading Israeli telecommunication company. From 2000 to 2003, Mr. Bronshtein served as Director of Finance and Investments at Bezeq. From 1999 to 2000, Mr. Bronshtein served as Manager of Business Analysis at Comverse Technologies, a telecommunication company. From 1996 to 1999, Mr. Bronshtein held various positions at Tadiran, his last position being Director of the Finance and Investments division. Mr. Bronshtein currently serves as a director of CellCom Israel Ltd., a publicly traded cellular telephone company, and other companies within the DIC group. Mr. Bronshtein holds a Bachelors degree in Finance and Management and a Masters degree in Finance and Accounting, both from Tel Aviv University.

It is proposed that at the Annual Meeting the following resolution be adopted:

“RESOLVED, that Messrs. Israel Makov, who will serve as the Chairman of the Board of Directors, Doron Birger, Prof. Anat Leowenstein, Arie Mientkavich, Nachum Shamir, Dennert O. Ware and Ari Bronshtein are reelected to serve as directors of the Company, each of them until the next Annual General Meeting of Shareholders or until his/her earlier removal under the Companies Law and the Company’s articles of association.”

The affirmative vote of the holders of a majority of the voting power represented and voting at the meeting, in person or by proxy, on this Proposal 1 is necessary to elect each of the above named nominees as directors.

The Board of Directors recommends a vote “FOR” the proposal to elect each of the above-named nominees as directors.

PROPOSAL 2 - COMPENSATION OF THE PRESIDENT
AND CHIEF EXECUTIVE OFFICER

Shareholders are being asked to approve the following compensation for Nachum Shamir, the Company’s President and Chief Executive Officer, who is also a director.

The Company’s Audit Committee, Compensation and Nominating Committee and the Board of Directors approved for Mr. Shamir (1) a cash bonus of $535,392 relating to the Company’s results in 2010, and (2) a grant of 42,750 restricted stock units under the Company’s 2009 Equity Incentive Plan vesting 50% at the second anniversary of the grant date and 25% on each of the third and fourth anniversaries of the grant date.

Mr. Shamir’s current annual base salary is $432,640, which was approved by the annual shareholders meeting in June 2010.  Mr. Shamir is entitled to other benefits under his employment agreement with the Company.  Mr. Shamir’s employment agreement was described in the Company’s Proxy Statement dated May 4, 2006 and was approved by the shareholders at the annual meeting held on May 30, 2006.  An Amendment to Mr. Shamir’s employment agreement was described in the Company’s Proxy Statement dated June 21, 2007 and approved by the shareholders at the annual meeting held on July 18, 2007.

All grants of restricted share units mentioned in this Proposal 2 will be made under the Company’s 2009 Equity Incentive Plan, which was described in the Company’s Proxy Statement dated July 15, 2009 and approved by the shareholders at the annual meeting held on August 11, 2009.

It is proposed that at the Annual Meeting, the following resolutions be adopted:

“RESOLVED, that a bonus to Mr. Shamir in the amount of $535,392 in respect of fiscal year 2010, be, and it is hereby approved in all respects; and further

“RESOLVED, that a grant of 42,750 restricted share units to Mr. Shamir, as described in this Proxy Statement, be, and it hereby is, approved in all respects.”

The Company wishes to inform shareholders that the Compensation and Nominating Committee, the Audit Committee and the Board of Directors have approved a bonus plan for fiscal 2011 for the Chief Executive Officer under which he may receive a bonus of up to 200% of his base annual salary (a similar cap was also in place under the 2010 bonus plan), with the actual amount to be determined at the discretion of the Board of Directors, based on achievement of certain personal and Company performance targets defined in such bonus plan for 2011. The actual amount of the 2011 bonus, if any, will be submitted for the approval of the shareholders at the 2012 annual general meeting of shareholders.

Approval of the forgoing resolutions concerning the compensation of the President and Chief Executive Officer requires the affirmative vote on this Proposal of the holders of a majority of the voting power represented and voting at the meeting, in person or by proxy.

The Audit Committee and the Board of Directors recommend that the shareholders vote “FOR” the approval of Mr. Shamir’s compensation as described above.

PROPOSAL 3- APPOINTMENT OF SOMEKH CHAIKIN,
A MEMBER OF KPMG INTERNATIONAL,
AS THE COMPANY’S INDEPENDENT AUDITORS UNTIL THE NEXT ANNUAL
GENERAL MEETING AND AUTHORIZATION OF THE BOARD OF DIRECTORS TO
DETERMINE COMPENSATION

The Company is submitting for approval the appointment of Somekh Chaikin, a member of KPMG International (“KPMG”), as its independent auditors to audit the consolidated financial statements of the Company and its subsidiaries for fiscal year 2011 and to serve as its independent auditors until the next annual general meeting, and the authorization of the Company’s Audit Committee and Board of Directors to determine their remuneration.

The following table sets forth fees for professional audit services rendered by Somekh Chaikin, a member firm of KPMG International, for the audit of our financial statements for the years ended December 31, 2009 and 2010, and fees billed for other services rendered by Somekh Chaikin, including through other offices of KPMG worldwide:

	2009	2010
	(in thousands)
Audit fees	$673	$750
Audit-related fees	30	70
Tax fees1	280	255
All other fees2	5	185
Total	$988	$1,260
________________

(1)	“Tax fees” includes fees for professional services rendered by our auditors for tax compliance, tax advice on actual or contemplated transactions and work regarding transfer prices.

(2)	“All other fees” includes fees for due diligence performed by KPMG in connection with business development activities.

In accordance with the Company’s pre-approval policy, the Audit Committee pre-approved all audit and non-audit services provided to the Company and to its subsidiaries during the periods listed above. Audit services must be pre-approved by all members of the Audit Committee.  The authority to pre-approve non-audit services has been delegated to the Chairman of the Audit Committee.  Any services pre-approved by the Chairman are reported to the full Audit Committee at its next scheduled meeting.

Representatives of KPMG will not be present at the Annual Meeting.

It is proposed that at the Annual General Meeting, the following Resolution be adopted:

“RESOLVED, that the Company’s independent auditors, Somekh Chaikin, a member of KPMG International be, and they hereby are, reappointed as independent auditors of the Company to audit the consolidated financial statements of the Company and its subsidiaries for fiscal year 2011 and to serve as its independent auditors until the next annual general meeting of the Company and that the Audit Committee and Board of Directors be, and hereby are, authorized to determine the remuneration of said auditors.”

An affirmative vote of a majority of the shares represented and voting at the meeting, in person or by proxy, is required for the appointment of KPMG as the Company’s independent auditors until the next Annual General Meeting, and for the authorization of the Company’s Board of Directors to determine KPMG’s remuneration.

The Audit Committee has recommended (which recommendation was adopted by the Board of Directors) the selection of the Company’s independent auditors, subject to shareholder approval.

Accordingly, the Board of Directors recommends a vote “FOR” this proposal.

AUDIT COMMITTEE REPORT

The Audit Committee is comprised solely of independent directors, as defined by the rules of the SEC and the Nasdaq Global Market, and operates under a written charter, a copy of which can be found on the Company’s website at www.givenimaging.com.

The Audit Committee includes at least one independent director who is determined by the Board of Directors to meet the qualifications of an “audit committee financial expert” in accordance with SEC rules. Michael Grobstein, an independent director, is the member of the Audit Committee who has been determined to be an audit committee financial expert. Shareholders should understand that this designation is an SEC disclosure requirement related to Mr. Grobstein’s experience and understanding with respect to certain accounting and auditing matters. The designation does not impose on Mr. Grobstein any duties, obligations or liability that are greater than are generally imposed on him as a member of the Audit Committee and the Board of Directors, and his designation as an audit committee financial expert pursuant to this SEC requirement does not affect the duties, obligations or liability of any other member of the Audit Committee or the Board of Directors.

The primary focus of the Audit Committee is to assist the Board of Directors in its general oversight of the Company’s financial reporting, internal controls and audit function. Management has the primary responsibility for preparation, presentation and integrity of the Company’s financial statements, accounting and financial reporting principles, internal controls and procedures designed to ensure compliance with applicable accounting standards, and applicable laws and regulations. The Company’s independent auditor is responsible for performing an independent audit of the consolidated financial statements in accordance with generally accepted auditing standards in the United States. Members of the Audit Committee are not auditors, and their functions are not intended to duplicate or certify the activities of management and the independent auditor, nor can the Audit Committee certify that the independent auditor is “independent” under applicable rules.

In this context, the Audit Committee has met and held discussions with management, the Company’s internal auditor and the independent auditor. Management represented to the Audit Committee that the audited financial statements of the Company, included in the Company’s Annual Report to Shareholders for the year ended December 31, 2010, were prepared in accordance with generally accepted accounting principles in the United States, and the Audit Committee has reviewed and discussed the consolidated financial statements with management, the internal auditor and the independent auditor. The Audit Committee discussed with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61, “Communication with Audit Committees.” The Audit Committee’s discussions with the internal and independent auditor were held both with and without management present, and included the scope of their respective audits, their evaluation of the Company’s internal controls and the overall quality of the Company’s financial reporting.

In addition, the Audit Committee received the written disclosures and the letter from the independent auditor required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor’s communications with the Audit Committee concerning independence and discussed with the independent auditor the auditor’s independence. The Audit Committee approved the fees for audit, audit-related and non-audit services provided by the independent auditor, and evaluated the types of non-audit services performed, including whether or not those services were compatible with the independent auditor’s independence.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board of Directors approved, that the audited consolidated financial statements be included in the Annual Report on Form 20-F for the year ended December 31, 2010, as filed with the SEC. The Audit Committee has recommended (which recommendation was adopted by the Board of Directors) the appointment of the Company’s independent auditor, subject to shareholder approval.

Submitted by the Audit Committee of the Company’s Board of Directors:

Michael Grobstein, Chairman
James M. Cornelius
Dennert O. Ware

PROPOSALS OF SHAREHOLDERS

Any shareholder of the Company who intends to present a proposal at the Company’s annual meeting of shareholders in 2012 must satisfy the requirements of the Companies Law in order to have a proposal presented thereat.  Under the Companies Law, only shareholders who severally or jointly hold at least one percent (1%) of the Company’s outstanding voting rights are entitled to request that the Board of Directors of the Company include a proposal in a future shareholders meeting, provided that such proposal is appropriate to be discussed at such meeting.

With respect to the Company’s annual general meeting of shareholders to be held in 2012, if the Company is not provided with notice of a shareholder proposal for inclusion in the Company’s Proxy Statement by January 31, 2012, the Company will not include such proposal in the agenda for the 2012 annual general meeting of shareholders.

REPORT OF THE BOARD OF DIRECTORS

At the Company’s Annual Meeting, the Board of Directors will provide a management report which will include a discussion of the Company’s consolidated financial statements for the year ended December 31, 2010.

OTHER BUSINESS

The Board of Directors of the Company is not aware of any other matters that may be presented at the Annual Meeting other than those mentioned in the attached Company’s Notice of Annual General Meeting of Shareholders. If any other matters do properly come before the Annual Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The Company filed an Annual Report for the year ended December 31, 2010 on Form 20-F with the SEC on March 9, 2011.  In addition, the Company filed a number of press releases and transcripts of its investor conference calls on Form 6-K. Shareholders may obtain a copy of these documents, along with a letter to shareholders from the Chairman of our Board of Directors and our President and Chief Executive Officer, without charge, at www.givenimaging.com.

By Order of the Board of Directors, /s/ Israel Makov Israel Makov, Chairman of the Board of Directors

Yoqneam, Israel
Date: April 8, 2011